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JENNIFER O‘BRIEN

jennifer.o’brien@dechert.com +1 617 728 7133 Direct +1 617 275 8314 Fax

February 23, 2021

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 256 to the Registration Statement of Russell Investment Company (filed on December 8, 2020)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates and me in a telephonic discussion on January 25, 2021 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 8, 2020. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

1.	Comment:	The Sustainable Equity Fund (the “Fund”) has the term “sustainable” in its name and should have an 80% policy related to sustainable investments. Please revise the 80% policy.

Response:

The Registrant pursues a sustainable investment strategy, rather than considering sustainable to be a type of investment, and therefore respectfully declines to add an 80% policy related to sustainable investments. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a

February 23, 2021 Page 2

fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainable” in the Fund’s name refers to the Fund’s sustainable investment strategy, pursuant to which it takes into account environmental, social and governance considerations and, in particular, seeks to tilt the portfolio toward companies that are expected to contribute to, and benefit from, a transition to a low carbon emission producing economy and away from companies with the greatest exposure to potential negative impacts of such a transition. Because the Registrant pursues a sustainable investment strategy, the Registrant does not believe that the Fund’s name is misleading. Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” If the SEC amends Rule 35d-1 to specifically include “sustainable” as a term subject to the Names Rule, the Registrant will respond accordingly.

2.	Comment:

The Staff notes that the “Commodity Risk – Subsidiary Risk” sub-section of the Risks section of the RIC prospectus states that the Commodity Strategies, Real Assets and Multi-Asset Growth Strategy Funds invest in their respective Subsidiaries. It is the Staff’s position that advisory agreements on behalf of subsidiaries qualify as material contracts that should be included as exhibits to a registration statement.

Response:

The Subsidiaries are not registered investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”), and therefore are not required to comply with the requirements of 1940 Act applicable to registered investment companies. Accordingly, it is not intended that the advisory agreement for the Subsidiaries will comply with Section 15 of the 1940 Act. The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other

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Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A. For these reasons, Registrant does not believe that the requested filings are required. However, noting Registrant’s position above, the Registrant has made the requested filings in order to resolve this comment. Please note that no filing has been made for the Real Assets Fund as the Fund has not yet commenced activity and therefore has not yet put in place an investment advisory contract with its Subsidiary.

Sincerely,

/s/Jennifer O‘Brien
Jennifer O’Brien

Cc:	John V. O’hanlon, Esq.
Mary Beth Albaneze, Esq.